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                          [COMMONWEALTH LETTERHEAD LOGO]

                COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
                                SERVICE CENTER:
                                [PO BOX 758550]
                            [TOPEKA, KS 66675-8550]
                            PHONE: [1-800-533-7881]

                            AMENDATORY ENDORSEMENT

This Endorsement is made a part of the Contract to which it is attached and is effective as of the Contract issue date.

The "Assignment" provision of the Contract is replaced by the following:

   Assignment - All assignments are subject to acceptance by the Company.
   The Company reserves the right to refuse any assignment or other transfer of the Contract at any time on a non-discriminatory basis.

   Subject to the acceptance of the assignment by the Company, you may assign a Non-Qualified Contract during the Accumulation Period and prior to the death of an Owner by completing and returning our assignment form to our Service Center. No assignment is binding on us until we accept it, and we assume no responsibility for the validity of any assignment. Generally, an interest in a Qualified Contract may not be assigned. Assignments are subject to any payments made or action taken by us before we receive such notice.

   If an assignment of the Contract is in effect on the Annuity Date, we reserve the right to pay the assignee, in one sum, that portion of the Contract Value (less any applicable premium taxes) to which the assignee appears to be entitled. Amounts payable during the Annuity Period may not be assigned or encumbered (to the extent permitted by law, annuity payments are not subject to levy, attachment or other judicial process for the payment of the payee's debts or obligations). An assignment may be a taxable event and may subject you to immediate tax liability and to a 10% tax penalty. Any claim is subject to proof of interest of the assignee. You are solely responsible for the validity or effect of any assignment.

The "Owner" provision of the Contract is replaced by the following:

   Owner - You may exercise every option and right conferred by this Contract. Where the Contract is owned jointly, the consent of both Owners is required in order to exercise any ownership rights.

   Upon written request to the Service Center prior to the death of an Owner, you may request the addition, change or removal of an Owner. You must furnish information sufficient to clearly identify a new Owner to us. An addition, change, or removal of an Owner is subject to our approval.

   If we approve the change, the effective date of the change will be the date the request was signed by you, except for action taken by us prior to receiving the request. Any change is subject to the payment of any proceeds. We may require you to return this Contract to us for endorsement of a change.


   Changing the owner may result in certain tax consequences to you.

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IN WITNESS WHEREOF, Commonwealth Annuity and Life Insurance Company has
caused this Endorsement to be signed by its President and Secretary.


/s/ Michael A. Reardon                       /s/ Scott D. Silverman
       President                               Corporate Secretary

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